Exhibit 99.1

Allot Communications Reports Increased Revenues and Net Profit
for Fourth Quarter of 2010

--Revenues reach $16.2 million; EPS hits $0.07 on a non-GAAP basis--

Key highlights:

- Fourth quarter revenues reached $16.2 million, a 41% increase over the fourth quarter of 2009

- Fourth quarter non-GAAP net income of $1.8 million; non-GAAP EPS grows to $0.07 from $0.05 in the third quarter of 2010

- Cash, cash equivalents and marketable securities totaled $59.4 million; generated approximately $1.8 million in cash from operations during the quarter

- Revenues for 2010 increase by 36% to $57 million; non-GAAP EPS reaches $0.17

Boston, MA – February 8, 2011 – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide, today announced that sales and profitability continued to increase during the fourth quarter of 2010, and that the Company was profitable for the year 2010 on a non-GAAP basis.

Total revenues for the fourth quarter of 2010 reached $16.2 million, a 41% increase from the $11.5 million of revenues reported for the fourth quarter of 2009, and a 10% increase from the $14.7 million of revenues reported for the third quarter of 2010.  On a GAAP basis, net profit for the fourth quarter of 2010 was $1.3 million, or $0.06 per basic share and $0.05 per diluted share. This compares with a net loss of $1.5 million, or $0.07 per share (basic and diluted), in the fourth quarter of 2009, and net income of $0.8 million, or $0.03 per share (basic and diluted), in the third quarter of 2010.  For the full year 2010, revenues reached $57 million, representing a 36% increase over the $41.8 million of revenues in 2009.  On a GAAP basis, net loss for the year 2010 was $5.8 million, or $0.25 per share (basic and diluted), as compared with a net loss of $7.7 million, or $0.35 per share (basic and diluted), in 2009.

On a non-GAAP basis, excluding the impact of share-based compensation and amortization of certain intangibles, non-GAAP net income for the fourth quarter of 2010 totaled $1.8 million, or $0.08 per basic share and $0.07 per diluted share, compared with non-GAAP net income of $19,000, or $0.00 per share (basic and diluted), for the fourth  quarter of 2009, and non-GAAP income $1.3 million or $0.06 per basic share and $0.05 per diluted share, for the third quarter of 2010.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures.  The non-GAAP results  and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Tables 2 and 3.  The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance.  Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

“2010 was a significant year for Allot, during which we combined solid revenue growth with steadily increasing profitability," commented Rami Hadar, Allot Communications' President and Chief Executive Officer.  “During the year we firmly established our Company as the leader in the fast-growing mobile data market, which now constitutes approximately 40% of our total sales.  Along with continued success in the fixed-line market, the large, successful Tier-1 deployments we have undertaken are a testimony to the robustness of our solutions to meet the rapidly increasing demand for bandwidth-intensive data applications.”

Recently, the Company achieved the following significant goals:

•	Received an initial order from a Tier 1 operator in EMEA with over 15 million subscribers, which operates both fixed and wireless networks;

•	Received an expansion order from a Tier 1 cable operator in EMEA;

•	During the quarter, received orders from 13 large service providers, of which 2 represented new customers and 11 represented expansion deals;

•	Introduced the new Service Gateway Sigma E, with 160Gb throughput per system;

•	The Company’s shares are now listed on the NASDAQ Global Select Market; and

•	The Company listed its shares on the Tel Aviv Stock Exchange, where it is now included on the Tel-Tech 15 index and the Mid-Cap 50 indices.

As of December 31, 2010, cash, cash equivalents, short term deposits and marketable securities totaled $59.4 million.

Conference Call & Webcast

The Allot management team will host a conference call to discuss its fourth quarter and year end 2010 earnings results today at 8:30 AM ET, 3:30 PM Israel time.

To access the conference call, please dial one of the following numbers: US: +1 212 444 0412, UK: +44 (0)20 7806 1950, Israel: +972 3 721 9509, participant code 4178253.

A replay of the conference call will be available from 12:01 am ET on February 9, 2011 through March 7, 2011 at 11:59 pm ET.  To access the replay, please dial: US: +1 347 366 9565, UK: +44 (0)20 7111 1244, access code: 4178253#.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions for fixed and mobile broadband operators and large enterprises. Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing Internet service delivery, enhancing user experience, containing operating costs, and maximizing revenue in broadband networks.  For more information, please visit http://www.allot.com.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: changes in general economic and business conditions; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-54-221-1365
jkalish@allot.com

TABLE  - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)	(Audited)

Revenues	$16,207	$11,530	$56,972	$41,751
Cost of revenues	4,590	3,548	15,985	11,835
Gross profit	11,617	7,982	40,987	29,916

Operating expenses:
Research and development costs, net	3,003	2,408	11,264	9,265
Sales and marketing	5,747	5,849	22,021	20,408
General and administrative	1,454	1,371	5,473	5,541
Total operating expenses	10,204	9,628	38,758	35,214
Operating profit (loss)	1,413	(1,646)	2,229	(5,298)
Financial and other income (expenses), net	(176)	52	(7,907)	(2,311)
Profit (loss) before income tax expenses	1,237	(1,594)	(5,678)	(7,609)

Tax expenses (income)	(112)	(74)	84	63
Net profit (loss)	1,349	(1,520)	(5,762)	(7,672)

Basic net profit (loss) per share	$0.06	$(0.07)	$(0.25)	$(0.35)

Diluted net profit (loss) per share	$0.05	$(0.07)	$(0.25)	$(0.35)

Weighted average number of shares
used in computing basic net
earnings per share	23,782,684	22,385,132	22,831,014	22,185,702

Weighted average number of shares
used in computing diluted net
earnings per share	25,191,507	22,385,132	22,831,014	22,185,702

TABLE  - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

GAAP net profit (loss) as reported	$1,349	$(1,520)	$(5,762)	$(7,672)

Non-GAAP adjustments
Expenses recorded for stock-based compensation
Cost of revenues	23	32	95	104
Research and development costs, net	79	92	352	357
Sales and marketing	196	215	851	775
General and administrative	163	252	692	1,062
Core technology amortization- cost of revenues	30	27	120	116
Inventory write off - cost of revenues		523		523
Fixed assets write off - sales and marketing		385		385
Total adjustments to operating loss	491	1,526	2,110	3,322

Financial and other expenses, net	-	13	7,711	3,036

Total adjustments	491	1,539	9,821	6,358

Non-GAAP net profit (loss)	$1,840	$19	$4,059	$(1,314)

Non- GAAP basic net profit (loss) per share	$0.08	$0.00	$0.18	$(0.06)

Non- GAAP diluted net profit (loss) per share	$0.07	$0.00	$0.17	$(0.06)

Weighted average number of shares
used in computing basic net
earnings per share	23,782,684	22,385,132	22,831,014	22,185,702

Weighted average number of shares
used in computing diluted net
earnings per share	25,614,307	22,385,132	24,113,668	22,185,702

TABLE  - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Revenues	$16,207	$11,530	$56,972	$41,751
Cost of revenues	4,537	2,966	15,770	11,092
Gross profit	11,670	8,564	41,202	30,659

Operating expenses:
Research and development costs, net	2,924	2,316	10,912	8,908
Sales and marketing	5,551	5,249	21,170	19,248
General and administrative	1,291	1,119	4,781	4,479
Total operating expenses	9,766	8,684	36,863	32,635
Operating profit (loss)	1,904	(120)	4,339	(1,976)
Financial and other income (expenses), net	(176)	65	(196)	725
Profit (loss) before income tax expenses	1,728	(55)	4,143	(1,251)

Tax expenses (income)	(112)	(74)	84	63
Net profit (loss)	1,840	19	4,059	(1,314)

Basic net profit (loss) per share	$0.08	$0.00	$0.18	$(0.06)

Diluted net profit (loss) per share	$0.07	$0.00	$0.17	$(0.06)

Weighted average number of shares
used in computing basic net
earnings per share	23,782,684	22,385,132	22,831,014	22,185,702

Weighted average number of shares
used in computing diluted net
earnings per share	25,614,307	22,385,132	24,113,668	22,185,702

TABLE  - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2010	2009
	(Unudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$50,421	$36,470
Marketable securities and restricted cash	9,028	2,324
Trade receivables, net	10,739	7,842
Other receivables and prepaid expenses	4,913	3,618
Inventories	10,830	5,046
Total current assets	85,931	55,300

LONG-TERM ASSETS:
Marketable securities	-	14,490
Severance pay fund	162	3,410
Other assets	340	430
Total long-term assets	502	18,330
PROPERTY AND EQUIPMENT, NET	5,193	5,674
GOODWILL AND INTANGIBLE ASSETS, NET	3,516	3,639

Total assets	$95,142	$82,943

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$5,140	$3,142
Deferred revenues	10,828	5,467
Other payables and accrued expenses	10,122	8,512
Total current liabilities	26,090	17,121

LONG-TERM LIABILITIES:
Deferred revenues	3,873	2,046
Accrued severance pay	191	3,364
Total long-term liabilities	4,064	5,410

SHAREHOLDERS' EQUITY	64,988	60,412

Total liabilities and shareholders' equity	$95,142	$82,943